LJ International Inc. Opens First Stand-Alone ENZO Store in Cixi
Sets Model for Additional Stand-Alone ENZO Retail Stores
HONG KONG—(Marketwire — 08/23/10) — LJ International Inc. (LJI) (NASDAQ:JADE — News) today announced the opening of the Company’s first ENZO retail stand-alone street store. The store, with approximately 1,500 square feet of selling space, is located in Cixi, a third-tier city located in the Yangtze Delta Region about 90 miles south of Shanghai.
“We are proud to open our first stand-alone store in Cixi,” stated LJI Chairman and CEO Yu Chuan Yih. “The store opening represents several significant milestones for ENZO. First, the Cixi store signifies that ENZO has achieved the ability to ‘stand alone’ as an established brand and attract customers independent of shopping mall support. Secondly, our corporate goal has been to extend ENZO’s reach to customers in second and third-tier cities. Cixi is a prime example of our target demographic, consumers looking for the latest trends in fashion and style, and we look forward to serving them. Finally, the Cixi flagship store serves as a template for future flagship stores in other cities. We plan to utilize this experience to further enhance the most profitable aspects of the Cixi store for future locations as we continue with our retail growth strategy.”
With a growing population of over one million, Cixi residents are known for their entrepreneurial spirit, disposable income, and a high level of exposure to Western consumer-driven influences. They encompass all the aspects of the target ENZO customer, including a strong sense of style, a taste for “affordable luxury,” high purchasing power, and pent-up demand for quality goods.
The opening of the Cixi store brings the number of ENZO stores to a total of 113 locations throughout China.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ:JADE — News) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements:
This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts:
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons
Chief Financial Officer	Managing Director
LJ International Inc.	Strategic Growth International, Inc
Tel: 011-852-2170-0018	Tel: 212-838-1444/ www.sgi-ir.com
www.ljintl.com	Mr. Richard E. Cooper Chairman
Strategic Growth International, Inc.
Tel: 212-838-1444/ www.sgi.ir-com